Growth Stalk Holdings Corporation

11991 North Highway 99

Seminole, Oklahoma 74868

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

October 2, 2024

Re: Withdrawal of Post-Effective Regulation A Offering

File No. 024-11847

Issuer: Growth Stalk Holdings Corporation

Dear Sir or Madam:

Pursuant to Rule 259 under Regulation A of the Securities Act of 1933, as amended, and on behalf of Growth Stalk Holdings Corporation, we hereby request the withdrawal of: (a) the Post Qualification Offering Statement on Form 1-A (Amendment Number 1) filed on December 29, 2023; and (b) the Post Qualification Offering Statement on Form 1-A (Amendment Number 2) filed on June 12, 2024.

Please contact our Securities Counsel, Frederick M. Lehrer of the Law Firm of Frederick M. Lehrer at (561) 706-7646 or flehrer@securitiesattorney1.com if you have any questions.

Sincerely,

/s/ Joseph Babiak

Joseph Babiak

Chief Executive Officer